Resolution of the Board of Directors

On December 14, 2012, the Board of Directors of POSCO resolved the following:

Change of the completion Date of Gwangyang Hot-Rolled Steel Coil Production Line

The Board of Directors resolved to change the expected date of completion of a hot-rolled steel coil production line to be located at the Gwangyang steelworks from January 31, 2014 to October 31, 2014.

Contribution to POSCO Employee Welfare Fund

The Board of Directors resolved to contribute an aggregate amount of KRW 57,600,000,000 to POSCO Employee Welfare Fund in February, 2013 and August, 2013.